July 2, 2020

Mr. Corey Jennings

Special Counsel

Office of International Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	KfW
Federal Republic of Germany
Registration Statement under Schedule B
Filed May 18, 2020
File No. 333-238461

Form 18-K for the Fiscal Year Ended December 31, 2019
Filed May 15, 2020
File No. 33-25769-01

Dear Mr. Jennings:

Set forth below are our responses to your comment letter, dated June 12, 2020, relating to KfW’s Registration Statement under Schedule B (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on May 18, 2020 and KfW’s Annual Report on Form 18-K for the year ended December 31, 2019 (the “Annual Report”) filed with the Commission on May 15, 2020.

In response to certain of the comments made by the staff of the Commission (the “Staff”), KfW is amending its Annual Report by filing Amendment No. 1 on Form 18-K/A to its Annual Report (“Amendment No. 1”), which will also be incorporated by reference into the Registration Statement, together with this response letter.

For your convenience, we have repeated and numbered each paragraph below to correspond to the numbered comment set forth in the Staff’s comment letter.

Registration Statement under Schedule B

General

1.

To the extent possible, please update all information and statistics in the registration statement and Form 18-K to include the most recent available information. In some instances, we note differences between the data in the Form 18-K and your publicly available 2019 financial reports, including, for example, your chart “Foreign Direct Investment, page G23” that discusses 2017 data.

KfW respectfully submits that the statistics and other information set forth in Exhibit (d) of the

Annual Report and incorporated by reference into the Registration Statement include the most recent material data on KfW and the Federal Republic of Germany (“Germany”). Contemporaneously with the filing of this letter, the information in Exhibit (d) of the Annual Report is being updated by Amendment No. 1 to reflect disclosure updates on important developments affecting KfW and Germany, including in particular with respect to the ongoing COVID-19 pandemic, and to address the Staff’s comments.

As a general matter, KfW provides disclosure updates on KfW and Germany’s current economic and financial trends and other important developments affecting KfW and Germany in connection with the regular quarterly updates of the financial information regarding KfW itself. KfW plans to file its next quarterly update on Form 18-K/A in August 2020 to reflect KfW’s financial information for the six months ended June 30, 2020, and to provide an update on Germany’s current economic and financial trends and any other important developments regarding KfW and Germany. However, KfW has also recently (and historically) provided, and intends to continue to provide if it so deems necessary, disclosure updates outside the quarterly filing cycle (see, e.g., most recently Form 18-K/A filed on April 16, 2020). KfW also intends to provide disclosure on any material developments in connection with any takedowns of registered debt securities through future filings with the Commission on Form 18-K or Form 18-K/A that will be incorporated by reference in the Registration Statement.

As regards the chart set forth under “Foreign Direct Investment” on page G-23 of Exhibit (d) of the Annual Report specifically referred to in the Staff’s comment letter, the information provided in the Annual Report was based on the most recent official data available at the time of the filing. Since the filing of the Annual Report on May 15, 2020, more recent official data has become available. In response to the Staff’s comment KfW is therefore amending the Annual Report by including an updated table providing data as of year-end 2018 on page i of Amendment No. 1. KfW respectfully submits that the informational content of the table – providing insight into the geographic and industry distribution of German direct investment stocks abroad and foreign direct investment stocks in Germany – has not changed materially as a result of the update, given that the data provided is stock data, which typically does not develop very dynamically year-on-year. Accordingly, going forward, KfW (as in prior years) does not intend to update the chart outside its annual reporting cycle.

Front Cover Page

2.	Please revise the footnotes to the chart for the calculation of the registration fee to include the rule that you are relying upon to carryover the shares from the prior registration statement.

Since its shelf registration update in May 2011, KfW has been applying Rule 415(a)(6) under the Securities Act by analogy when carrying forward previously registered, but unsold securities from a prior registration statement. At the time and again in connection with the filing of a registration statement in 2012, this approach was discussed with the Staff, who indicated that it would raise no objection if KfW proceeded on this basis. The disclosure on the cover page of KfW’s registration statement tracks the presentation and the explanatory language used by filers relying on Rule 415(a)(6) under the Securities Act, but given that Rule 415 under the Securities Act specifically does not apply to foreign governments and political subdivisions thereof no reference is made to the rule.

Form 18-K filed May 15, 2020

Exhibit 99.D

Recent Developments, page 5

3.

Please update this section throughout, as necessary, for each of KfW, Germany and the EU, to include additional information on the material effects of and response to the global COVID-19 pandemic. We note, for example, news reports of assistance to Lufthansa, social distancing measures and additional recovery packages.

KfW has provided an update on certain recent developments related to the COVID-19 pandemic regarding KfW under the caption “Recent Developments — KfW — Other Recent Developments — Strategic Shareholdings” on page 1 of Amendment No. 1 and regarding the Federal Republic of Germany and the EU under the captions “Recent Developments — The Federal Republic of Germany — Other Recent Developments — General Considerations Relating to the COVID-19 Pandemic”, “— EU Response to the COVID-19 Pandemic”, “German Measures to Mitigate the Economic Impact of the COVID-19 Pandemic” and “Monetary Policy Response to the COVID-19 Pandemic” on pages 2 through 5 of Amendment No. 1.

Export and Project Finance (KfW IPEX-Bank), page 32

4.	Here and elsewhere, please include discussion of any material issues related to KfW IPEX-Bank and the Luanda Leaks investigation, as has been reported in the press.

KfW has provided information related to the topic mentioned in the Staff’s comment above under the caption “Recent Developments — KfW — Other Recent Developments — Export and Project Finance (KfW IPEX-Bank)” on page 1 of Amendment No. 1.

The Federal Republic of Germany, page G-1

5.	To the extent material, please include discussion of any social or geo-political risks. We note, for example, reports of terrorism, racial tensions, and recent unrest.

KfW has provided information related to the topics mentioned in the Staff’s comment above under the caption “Recent Developments — The Federal Republic of Germany — Other Recent Developments — General” on page 2 of Amendment No. 1.

The European Union and European Integration, page G-3

6.

Please include a discussion of any material effects on KfW and Germany related to the political or economic stability of the EU, including the United Kingdom’s decision to leave the EU or the risk of a future credit crisis.

KfW has provided an update on matters related to the United Kingdom’s decisions to leave the EU under the caption “Recent Developments — The Federal Republic of Germany — Other Recent Developments — European Union and Political Integration” on page 2 of Amendment No. 1. In addition, KfW has included a discussion of the EU’s economic situation and the euro area’s financial stability under the caption “General Considerations Relating to the COVID-19 Pandemic” on pages 2 and 3 of Amendment No. 1.

Wind-Up Institutions, page G-28

7.	Please include the missing data on the combined asset of portfolios as of Dec. 31, 2019 at the end of the first paragraph under this heading.

In response to the Staff’s comment, KfW is amending the Annual Report to include the missing information as set forth on page ii of Amendment No. 1.

* * * * * * *

We believe that our responses and Amendment No. 1 to our Annual Report address the Staff’s comments. If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact Jürgen Köstner, KfW, at +49(69)7431 3536, or Krystian Czerniecki, Sullivan & Cromwell LLP, at +49(69)4272 5525.

In connection with responding to comments raised by the Staff, KfW hereby acknowledges that:

•	KfW is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	KfW may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

KfW

/s/ TIM ARMBRUSTER
Tim Armbruster
Senior Vice President and Treasurer

/s/ JÜRGEN KÖSTNER
Jürgen Köstner
Vice President

cc:	Krystian Czerniecki, Esq.
Sophie Moeder, Esq.
Sullivan & Cromwell LLP

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